Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED AMENDMENTS TO THE BUSINESS SCOPE

AND

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) announces that the Board has proposed to amend the business scope of the Company and the articles of association of the Company (the “Articles of Association”). The proposed amendments to the business scope of the Company and the proposed amendments to the Articles of Association will be submitted to the shareholders of the Company (the “Shareholders”) for review and approval by way of special resolutions at a general meeting.

PROPOSED AMENDMENTS TO THE BUSINESS SCOPE

According to the actual situation of the business development of the Company, in order to fulfill the needs of exploration and exploitation of crude oil and gas resources and geothermal resources and the production and operation needs of some of our refined products, and to adapt the needs of operations of electronic sales platform, the Board has considered and approved the resolution on amendments to the business scope of the Company, which contemplates making the following adjustments on the business scope of the Company:

(i)

“the exploration and production of crude oil and natural gas” being changed to “the exploration, exploitation and sales of resources including crude oil, natural gas, coalbed methane, shale gas, shale oil and gas hydrate” and expanding to include “the exploration, exploitation and usage of geothermal”;

(ii)	expanding to include “manufacture and sale of food additives; manufacture and sale of nonwoven fabrics”; and

(iii)	expanding to include “value-added telecommunications services, online platform, online information services, online data services, and online wholesale and retail services”.

The proposed amendments to the business scope of the Company are subject to the satisfaction of the following conditions:

(i)	a special resolution passed by the Shareholders at a general meeting to approve the proposed amendments to the business scope of the Company; and

(ii)	all the necessary approval, authorization, filing and/or registration obtained from the relevant authorities for the proposed amendments to the business scope of the Company.

The amended business scope of the Company will take effect upon satisfaction of the above conditions.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In view of the proposed amendments to the business scope of the Company, the Board proposed to amend Article 11 of the Articles of Association.

The resolution on the proposed amendments to the Articles of Association is subject to the approval by the Shareholders by way of special resolution at a general meeting.

The details of the proposed amendments to the Articles of Association are set out below:

Current Article	Article after the proposed amendments

Article 11 The Company’s scope of business includes:

Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license). Retail of prepackaged food, dairy products and health products; business undertakings in gas and hazardous chemicals; fixed and skid-mounted gasoline stations as well as LPG stations; provision of lodgings; retail of books, newspapers, periodicals, electronic publications and audio-visual products; water and land transportation. The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license.

General business: the production, sale and warehousing of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. Retail of textiles and clothing, daily living and office supplies, sporting and outdoor gears, hardware, furniture, electrical and electronic products, rechargeable cards, birth control products, as well as industrial safety products; acting as an agent for lottery services, payment services (for public utilities such as payments of water and electricity bills), ticketing, transportation and vehicle weighing; advertising.

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws.

Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money, which includes (without limitation) the power to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances.

Article 11 The Company’s scope of business includes:

Licensed business: the exploration, exploitation and sales of resources including crude oil, natural gas, coalbed methane, shale gas, shale oil and gas hydrate; the exploration, exploitation and usage of geothermal; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license); retail of prepackaged food, dairy products and health products; business undertakings in gas and hazardous chemicals; fixed and skid-mounted gasoline stations as well as LPG stations; provision of lodgings; retail of books, newspapers, periodicals, electronic publications and audio-visual products; water and land transportation; manufacture and sale of food additives; manufacture and sale of nonwoven fabrics; value-added telecommunications services, online platform, online information services, online data services, and online wholesale and retail services.

General business: the production, sale and warehousing of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. Retail of textiles and clothing, stationery and sports goods, hardware, furniture, electrical and electronic products, rechargeable cards, birth control products, as well as industrial safety products; acting as an agent for lottery services, payment services (for public utilities such as payments of water and electricity bills), ticketing, transportation and vehicle weighing; advertising.

For items required to be approved by laws, operations may be conducted only upon and with the approval of relevant authorities.

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws.

Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the rights to raise and borrow money, which includes (without limitation) the rights to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances.

The Company confirms that the proposed amendments to the Articles of Association will not affect the existing business and operation of the Company.

A notice and a circular containing, among others, the details of the proposed amendments to the business scope of the Company and proposed amendments to the Articles of Association will be dispatched to the Shareholders in due course.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

29 April 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.